SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces its Financial Results for 2004.
■ Strategic M&A results in 113% Growth in Revenues and in Increased Cashflow.

Givatayim, Israel, June 6, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of Stolen Vehicle Retrieval services in Israel, Argentina and Mexico, and a leading provider of Road Side Assistance and Towing Services in Israel, today reported consolidated financial results for the year 2004.

Nexus’ revenues for 2004 increased 113% to $10.97 million compared to $5.15 million in 2003. Gross margins were 31%, compared to 19% in 2003.

The financial results for the period ended at 31.12.04 do not yet fully reflect the major structural changes to the company which occurred during the last twelve months:

1)	At the end of June, 2004, Nexus increased its holding in Shagrir Vehicle Systems Ltd. (Previously: Pointer (Eden Telecom Group)), its operator in Israel, from 14% to 100%. The effect of the transaction on the company’s statements of operations and statements of cash flows are only shown from the second half of 2004.

2)	On February 28, 2005, Nexus’ subsidiary, Shagrir Vehicle Systems Ltd. purchased the activities and assets of Shagrir Towing Services Ltd. and became the leading car-services provider in Israel, providing stolen vehicle recovery, automobile repair, road side assistance and towing services. The effects of the transaction will only be reflected in the company’s statements of operations and statements of cash flows from March 2005.

Nexus’ management expects revenues to grow substantially to approximately $15 million in the first six months of 2005 and to approximately $33 million over the twelve months ending December 31, 2005. The company expects cash flows from operating activities to dramatically improve as well. However, non-cash amortizations of intangible assets and deferred stock-based compensation and non-cash financial expenses deriving from financing the purchase of the activities and assets of Shagrir Towing Services Ltd. are expected to negatively impact the company’s statement of operations during a period of up to eight years, although are not anticipated to have any impact on future cashflow .

Nexus’ loss from continuing operations in 2004 was $3.8 million or $0.03 per share as compared to $3.3 million or $0.04 per share for the same period in 2003. Nexus’ results in 2004 did not include any impact of the discontinued automated meter reading operation, as compared to the $8.5 million one-time non-cash capital gain, which was recorded in 2003.

Shareholder’s equity increased during 2004 to $7.1 million as compared to equity deficit of $1.3 million at the end of 2003, mainly due to the acquisition of Shagrir Vehicle Systems (Previously: Pointer (Eden Telecom Group)) offset mainly by the company’s net loss.

Danny Stern, CEO of Nexus commented: “It is clear, that Nexus has become a large and substantial service provider in its core business, with a proven track record. We now focus on strengthening our position on the major markets we currently serve: Israel, Venezuela, Russia, Argentina and our recently launched operation in Mexico”.

Yossi Ben-Shalom, Chairman of the Board of Directors of Nexus, added: “The financial results for 2004 give only a partial picture of Nexus’ current business and its financial situation. Nexus today anticipates the company maintaining continuous and long term growth. The company is taking action to increase the transparency of its activities for the benefit of its shareholders. Nexus is considering taking steps to return the company’s shares to a listing on the Nasdaq SmallCap Market.”

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems, through the application of digital spread spectrum technologies. Nexus provides Stolen Vehicle Retrieval services in Israel Argentina and Mexico. Nexus’ subsidiary in Israel, Shagrir Motor Vehicle Systems Ltd is a leading provider of automobile repair and towing services.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75	$708
Short-term investments	15	11
Trade receivables (net of allowance for doubtful accounts)	3,828	1,417
Other accounts receivable and prepaid expenses	639	641
Inventories	1,343	957

Total current assets	5,900	3,734

LONG-TERM ASSETS:
Long-term accounts receivable	230	75
Severance pay fund	751	502
Property and equipment, net	2,670	1,772
Goodwill	13,154	-
Other intangible assets, net	2,808	143

Total long-term assets	19,613	2,492

Total assets	$25,513	$6,226

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Short-term bank credit and current maturities of long-term bank loans	$7,064	$1,204
Trade payables	2,894	871
Other accounts payable and accrued expenses	2,640	1,806

Total current liabilities	12,598	3,881

LONG-TERM LIABILITIES:
Long-term loans	4,572	3,000
Accrued severance pay	1,257	691

Total long-term liabilities	5,829	3,691

SHAREHOLDERS' EQUITY (DEFICIENCY):	7,086	(1,346)

Total liabilities and shareholders' equity (deficiency)	$25,513	$6,226

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2003	2002

Revenues:
Products	$5,594	$2,774	$5,196
Services	5,375	2,376	1,165

Total revenues	10,969	5,150	6,361

Cost of revenues:
Products	5,666	2,099	3,528
Services	1,876	2,075	948

Total cost of revenues	7,542	4,174	4,476

Gross profit	3,427	976	1,885

Operating expenses:
Research and development, net	482	664	1,377
Selling and marketing	1,588	621	1,107
General and administrative	2,887	1,343	2,208
Amortization of deferred stock-based compensation	465	400	-
Amortization of intangible assets	932	67	76

Total operating expenses	6,354	3,095	4,768

Operating loss	2,927	2,119	2,883
Financial expenses, net	758	1,105	266
Other expenses, net	42	32	440

Loss before taxes on income	3,727	3,256	3,589
Taxes on income	37	-	-

Loss from continuing operations	3,764	3,256	3,589
Gain (loss) from discontinued operations	-	8,524	(4,000)

Net income (loss)	$(3,764)	$5,268	$(7,589)

Basic and diluted loss per share from continuing operations	$(0.03)	$(0.04)	$(0.32)
Basic and diluted earnings (loss) per share from discontinued
operations	-	0.10	(0.35)

Basic and diluted net earnings (loss) per share	$(0.03)	$0.06	$(0.67)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: June 7, 2005